[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

November 22, 2006

VIA EDGAR CORRESPONDENCE

Vincent J. Di Stefano, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statements on Form N-14 Filed on September 22, 2006:
	Legg Mason Partners Investment Trust	File No. 333-137525
	Legg Mason Partners Managed Municipals Fund, Inc.	File No. 333-137530
	Legg Mason Partners Sector Series, Inc.	File No. 333-137527
	Legg Mason Partners Municipal Funds	File No. 333-137528
	Legg Mason Partners Municipal Funds	File No. 333-137532

Dear Mr. Di Stefano:

This letter is in response to the comments with respect to the above-referenced Registration Statements on Form N-14 that you provided in a telephone conversation on October 23, 2006, with the undersigned.

Registration Statement Filed by Legg Mason Partners Municipal Funds (File No. 333-137532)

Comment 1. State whether the Acquired Funds will have to sell any non-conforming securities prior to the reorganization.

Response: Each Proxy Statement/Prospectus states under the caption “Portfolio Securities” that “No securities of any Acquired Fund need to be sold in order for the Acquiring Fund to comply with its investment restrictions or policies. The Funds may buy and sell securities in the normal course of their operations.” This disclosure is accompanied by disclosure stating that management of the Acquiring Funds will analyze and evaluate the Acquired Funds’ portfolio securities and determine the extent and duration to which these securities will be maintained by the Acquiring Funds, consistent with the Acquiring Funds’ investment objectives and policies, any restrictions imposed by the Internal Revenue Code of 1986, as amended, and the best interests of the Acquiring Funds’ shareholders. The disclosure further states that there may be some dispositions of the Acquired Funds’ securities resulting in a capital gain or loss, and the actual tax consequences will vary depending on the specific security(ies) being sold and the availability of capital loss carry forwards. The Summary of each Proxy Statement/Prospectus contains similar disclosure about the possibility of sales prior to the reorganization.

Registration Statements Filed by Legg Mason Partners Sector Series, Inc. (File No. 333-137527) and Legg Mason Partners Municipal Funds (File No. 333-137528)

Comment 2. The proxy statement/prospectus should highlight the fact that future purchases of Legg Mason Partners Fund shares by Legg Mason Fund shareholders would be subject to a sales load.

Response: There is disclosure in the Question and Answer section at the front of the Proxy Statement/Prospectus that makes clear that future purchases of Acquiring Fund shares will be subject to a sales load.

Comment 3. State whether the Acquired Funds will have to sell any non-conforming securities prior to the reorganization.

Response: See the response to Comment 1, above.

Comment 4. There should be more disclosure about the differences in strategies between Legg Mason Partners Financial Services Fund (the “LMP Fund”) and Legg Mason Financial Services Fund (the “LM Fund”). The LM Fund appears to have a value strategy but the LMP Fund’s strategies are not described in sufficient detail.

Response: The Registrant believes that there is sufficient disclosure of the current differences between the Funds’ investment strategies and of the proposal that, if approved by shareholders of the LMP Fund, would result in the LMP Fund’s following the LM Fund’s policies and strategies after the reorganization. As disclosed in the proxy statement/prospectus, shareholders of the LMP Fund are voting in a separate proxy statement on a new subadvisory agreement with Barrett Associates, Inc. (“Barrett”), the subadviser for the LM Fund, under which Barrett would assume portfolio management responsibility for the LMP Fund and manage the LMP Fund according to the same investment policies it currently employs for the LM Fund. As a result, if both the shareholders of the LMP Fund approve the subadvisory agreement with Barrett and the shareholders of the LM Fund approve the reorganization with the LMP Fund, shareholders of the LM Fund will become shareholders of a fund that follows the same policies as the LM Fund and with the same subadviser and portfolio manager as the LM Fund. The current policies and strategies of the LMP Fund will not be employed after the reorganization if Barrett becomes the LMP Fund’s subadviser, except that the LMP Fund will continue to be non-diversified. The additional risk of non-diversification to LM Fund shareholders after the reorganization is highlighted in the summary in the proxy statement/prospectus.

Registration Statements Filed by Legg Mason Partners Investment Trust (File No. 333-137525) and Legg Mason Partners Managed Municipals Fund, Inc. (File No. 333-137530)

Comment 5. State whether the Acquired Funds will have to sell any non-conforming securities prior to the reorganization.

Response: See the response to Comment 1, above.

Comment 6. Add more prominent disclosure about the difference in tax treatment for the shareholders of the single state funds, who are losing the tax benefit of dividends that are exempt from taxation in the state as well as from federal taxes.

Response: Disclosure has been added to the Question and Answer section at the front of the proxy statement/prospectus and to the section of the summary captioned “Comparison of Investment Objectives and Principal Investment Strategies” that emphasizes that most of the dividends paid by the Acquiring Fund will be subject to state personal income taxes.

All Registration Statements

Comment 7. Provide the Tandy representations.

Response: The Tandy representations with respect to the above-referenced Registration Statements have been provided in a letter that was sent by e-mail to Kevin Rupert of the Division staff on October 31, 2006 and filed as Edgar correspondence on November 22, 2006.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8558 or Ben Haskin at (202) 303-1124.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Richard Pfortde, Esq., Division of Investment Management
Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Robert Brault, Legg Mason & Co., LLC
Burton M. Leibert, Esq.
Benjamin J. Haskin, Esq.
Anthony A. Vertuno, Esq.